SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. __)

Olympis Pacific Minerals

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

68162Q202

(CUSIP Number)

Aron S. Izower, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0393
Fax (212) 521-5450

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 2 of 5

1)	NAME OF REPORTING PERSON:

Zedex Minerals Limited

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(a) ☐

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions): WC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): N/A

6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New Zealand

NUMBER OF	7)	SOLE VOTING POWER	31,369,849
SHARES BENE-	8)	SHARED VOTING POWER	0
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	31,369,849
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	0
PERSON WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,369,849

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.5%[1]

14)	TYPE OF REPORTING PERSON (See Instructions): CO

1 Based on the 232,392,881 Common Shares outstanding as of March 31, 2008 included in Olympus Pacific Minerals Inc.’s balance sheet dated as of March 31, 2008 included with its Form 6-K filed May 15, 2008.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer

This Statement of Beneficial Ownership relates to the common shares, no par value (“Common Shares”) of Olympus Pacific Minerals Inc., a corporation organized under the Canada Business Corporations Act whose principal executive offices are located at 10 King Street East, Suite 500, Toronto, Ontario, Canada M5C 1C3 (the “Issuer”).

Item 2. Identity and Background

This Schedule 13D is being filed by Zedex Minerals Limited, a New Zealand limited company (the “Filing Person”). The Filing Person’s principal business is mining and mineral exploration. The Filing Person’s business address is Level 2, 63 Fort Street, Auckland, New Zealand. The citizenship of the Filing Person is New Zealand.

During the last five years, to the best knowledge of the persons filing this report, none of the Filing Person or any of its respective executive officers or directors has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

During the last five years, to the best knowledge of the persons filing this report, none of the Filing Person or any of its respective executive officers or directors has been a party to any civil proceeding of a judicial administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described further in Item 4 below, the Common Shares currently owned by the Filing Person were acquired as the result of the rationalization of a joint venture among the Filing Person, the Issuer and others and through purchases using the working capital of the Filing Person. If the Filing Person chooses to acquire additional Common Shares or warrants to purchase Common Shares, it may use cash from its working capital or its ordinary shares as consideration for the purchase of such Common Shares.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 4 of 5

Item 4. Purpose of Transaction

The Filing Person assisted the Issuer’s initial acquisition of interests in gold mining projects located in Vietnam in the mid 1990s, which resulted in the Filing Person holding a direct interest in the Phuoc Son joint venture with the Issuer and others. In 2004, as part of the rationalization of its joint venture holdings, the Filing Person sold its direct interest in the Phuoc Son joint venture and received Common Shares as consideration. Since acquiring its initial holding, the Filing Person has continued to purchase Common Shares. The Filing Person currently intends to acquire additional Common Shares and warrants to purchase Common Shares directly from a limited number of holders of Common Shares. These acquisitions would be conducted as exchange offers whereby a specified number of the Filing Person’s ordinary shares would be exchanged for a specified number of the Issuer’s Common Shares. If these proposed exchange offers are completed, the Filing Person would own approximately 39% of the outstanding Common Shares. The Filing Person currently intends to hold its Common Shares and any Common Shares acquired in the exchange offers for investment purposes. The Filing Person may make further purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by it at any time. As part of the Filing Person’s continuing evaluation of, and preservation of the value of, its investment in the Common Shares of the Issuer, the Filing Person may from time to time engage in discussions with, write letters to and respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Person’s investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Filing Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. However, the Filing Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The Filing Person currently has the sole power to vote and sole power to dispose of 31,369,849 Common Shares, which represent 13.5% of the outstanding Common Shares of the Issuer as of March 31, 2008 according to the balance sheet dated as of March 31, 2008 included in the Issuer’s Form 6-K filed May 15, 2008. The Filing Person has not otherwise engaged in any transactions with respect to the Issuer’s Common Shares within the past 60 days.

No further disclosure is applicable under this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008	ZEDEX MINERALS LIMITED

	By:	/s/ Sarah Jane Baxter
Name: Sarah Jane Baxter
Title: Chief Financial Officer